Mail Stop 4561

July 20, 2007

Rashmi Garde
Vice President and General Counsel
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **VMware, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed July 9, 2007**
> **File No. 333-142368**
>
> **Registration Statement on Form S-4**
> **Filed July 9, 2007**
> **File No. 333-144424**
>
> **Schedule TO-I**
> **Filed July 9, 2007**
> **File No. 005-38034**

Dear Ms. Garde:

We have reviewed your filings and have the following comments.

Form S-1/A

General

1.   To the extent that you revise the Form S-1 in response to our comments, ensure that similar revisions are made, as appropriate, to your registration statement on Form S-4.

2.   We are currently reviewing your confidential treatment application. Comments will be provided under separate cover.

Cover

3.   Please refer to prior comment 2 from our letter dated June 29, 2007. You state that you have "designated" all 12 underwriters named on the cover page as bookrunners or co-managers for the offering. Please supplementally tell us the nature of your contractual

obligation with each underwriter and the specific duties being performed by each underwriter with respect to this offering. We believe that the plain English principles and Item 501(b)(8) requirements limit cover page disclosure to only those underwriters acting in a leadership or management capacity, rather than all participants designated as such by the registrant. As previously requested, please ensure that only the lead or managing underwriter(s) are identified on the prospectus cover page or provide us with a comprehensive analysis as to why all 12 underwriters qualify for identification here.

Summary, page 1

Exchange Offer, page 5

4.   Please update this section to disclose the early commencement of the exchange offer.

5.   We note that the Company's discussion of the exchange offer assumes a weighted average trading price of $18.00 per share for EMC's stock, which you indicate is indicative of the recent trading prices of EMC stock. Tell us if the Company intends to revise these disclosures in future amendments for changes in the trading price of EMC's stock. In this regard, we note based on recent trading prices of EMC's common stock that the current average trading price is in the above $19.00 range.

6.   We note your disclosures on page 5 where you provide supplemental pro forma diluted earnings per share amounts that take into consideration (a) the issuance of 37,950,000 Class A common shares in this offering, (b) the issuance of 9,500,000 shares to Intel and (c) the consummation of the exchange offer assuming 100% of all the options and shares are exchanged. Considering the diluted earnings per calculations assumes 100% of the EMC options and restricted shares are converted into VMware options and restricted shares, then please explain why your supplemental pro forma basic and diluted earnings per share calculations are the same. Please provide the calculations that support your disclosures.

7.   We note that your calculations of supplemental pro forma basic and diluted earnings per share on page 5 assume the sale of the over-allotment shares in this offering. We assume that this is to demonstrate to potential investors the most dilutive impact the exchange offer could pose to earnings per share. You should revise your disclosure to note that this assumption varies from the assumptions placed on other similar calculations in the prospectus and the reason(s) for varying such assumption.

Recent Developments, page 6

8.   Revise to include a discussion of the options and restricted stock units issued in June and July 2007 and the approximate impact on the Company's future results of operations.
Use of Proceeds, page 33

9.   Please refer to prior comment 6 from our letter dated June 29, 2007. We note your revised disclosure on page 33. However, we continue to believe that your disclosure regarding the purpose for the $800 million dividend payment to EMC and the manner in which the amount of this dividend was calculated should be disclosed to investors to provide them sufficient information to evaluate the use of proceeds. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Annual Operations, page 45

10.   We have reviewed your response to prior comments 9 and 10 and your revisions on page 46 and 52 of your registration statement regarding the changes in your license revenues. We note in your response that you do not have sufficient systems to "look through" the channel to determine the make up of its end-user customers. Note that our reference to new and existing customers refers to sales to channel partners and sales directly to end users. In this regard, we note in your disclosure that the number of indirect channel partners increased for each period presented. Revise to provide quantification of the changes in revenue as it relates to the new channel partners for each period presented. Furthermore, we note that a "significant majority" of the increase in license revenues in 2005 and 2006 resulted from increased sales volumes through your existing direct channel partners. Revise to quantify the increase in sales volumes and the revenues attributable to your direct channel partners for each period presented.

11.   We further note from your revised disclosures in Note L that in fiscal 2004 compared to fiscal 2005, the Virtualization platform products and the Virtual infrastructure automation and management products contributed somewhat equally to the increase in product revenues, however, in fiscal 2005 compared to fiscal 2006, the Company's Virtual infrastructure automation and management products had a more significant impact on the Company's overall growth in product revenues. Tell us what consideration you have given to including a discussion in MD&A of the change in the Company's overall product mix and the impact on such products on the Company's revenues.

Accounting for Stock Options, page 57

12.   We note your disclosures in Note M regarding the options granted and restricted stock units issued in June and July 2007. With regards to such issuances, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for these option grants. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

- Continue to update your disclosures to include the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Management, page 77

Compensation Discussion and Analysis, page 82

Elements of our Executive Compensation Program, page 82

13.   Please refer to prior comment 15 from our letter dated June 29, 2007. Please revise to disclose the names of companies included in the survey data referenced on page 83, if such information is included therein.

14.   Please refer to prior comment 16 from our letter dated June 29, 2007. We note from your response that you do not believe that the specific performance goals of each executive under the MBO component of the cash bonus plan (and under the bookings compensation arrangement) are material to investors and involve sensitive confidential information that would likely have adverse consequences if disclosed. However, Item 402(b) requires the disclosure of such targets and we are unable to concur with your conclusions as to the immateriality of such disclosure or with your conclusions as to the competitive harm faced by the company from such disclosure, based upon your current analysis. We similarly believe that targets for 2007, under the Revenue and Profit Contribution Plan, the MBO and the bookings compensation arrangement, should also be disclosed absent a more thorough analysis of the competitive harm faced by such disclosure. See Instructions 2 and 4 to Item 402(b).

Financial Statements

Note A. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

15.   We have reviewed your response to prior comment 18 and while it is clear why you record a reserve for returns, it remains unclear why you record a reserve for stock rotation rights considering you do not recognize revenue until the products are sold through to the end-user. We reissue part of our previous comment to clarify why you record a reserve for stock rotation rights offered to your channel partners when revenue is recorded on a sell through basis and provide a sample of the entries made to record such reserves.

16.   We have reviewed your response to prior comment 23 and note that a significant portion of the long-term deferred revenue balance will be recognized in fiscal years 2009 and later. As a result, expand your discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations to allow readers to better understand the timing of recognition related to the long-term portion.

17.   We note on page 73 that the payment terms related to your distribution agreement with Ingram Micro is different than the terms you have with other distributors. Clarify the payment terms provided to Ingram Micro including how these payment terms differ from the payment terms to your other distributors. Additionally, in your response tell us how you considered the guidance in paragraphs 27 through 30 of SOP 97-2 including the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

Accounting for Stock-Based Compensation, page F-13

18.   We have reviewed your response to prior comment no. 25 and the revisions to your registration statement on pages 5, 43 and 44. We note that you estimated the impact of the exchange offer assuming an initial public offering price of $24 per share and assuming EMC's two day stock weighted average trading price of $18 per share. We also note on page 8 that you provide a range of assumptions and the impact on share impact as a result of a change in assumptions. Revise your disclosures on pages 43 and 44 to provide an estimated range of assumptions similar to your disclosure on page 8 and include the estimated impact that changes to the assumptions in the exchange offer would have on the financial statements.

19.   We note your disclosures in Note M regarding the options granted and restricted stock units issued in June and July 2007. We further note that the Company determined the fair value of such awards to be approximately $260.5 million. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company

security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Note L. Segment Information, page F-32

20.   We have reviewed your response to prior comment no. 28 and note in your revisions on page F-33 of your registration statement that you combined revenues earned from your Virtual Infrastructure Automation products and your Virtual Infrastructure Management products into one class of products. However, on page 69 and 70 we note that you treat these product groups as separate categories. Revise your segment presentation on page F-33 to present revenues earned from these product categories separately or tell us why you believe these products categories should be aggregated together.

Schedule TO-I filed July 9, 2007

Offer to Exchange

Conditions to Completion of the Offer, page 54

21.   We refer you to your disclosure in the first and last paragraphs of this subsection. Please note that you may terminate the Offer if any of the described events occur prior to expiration, not "prior to the acceptance" of tendered EMC Options and EMC Restricted Stock. Please revise accordingly.

22.   A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Rashmi Garde
VMware, Inc.
July 20, 2007
Page 7

You may contact Patrick Gilmore at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any questions regarding comments on the Schedule TO and related matters, please contact Adelaja Heyliger at (202) 551-3636. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 305-4815
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Telephone: (617) 573-4800